Global Medical REIT Inc.

1601 Blake Street, Suite 310

Denver, CO 80202

September 15, 2014

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Global Medical REIT Inc.

Amendment No. 1 to Form 8-K/A (Amendment No. 1)

Filed August 6, 2014

File No. 333-177592

Dear Mr. Spirgel:

Global Medical REIT Inc. (the “Company”) has electronically filed herewith Amendment No. 2 to the above-referenced Form 8-K/A Amendment No. 1 (the “Form 8-K/A Amendment No. 2”).  This Amendment No. 2 is marked with  tags to show changes made from the previous filings.  In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to the Company dated August 13, 2014.  We trust you shall deem this Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.  This letter shall also confirm the Commission’s extension to September 12, 2014 of the Company’s response to the August 13, 2014 letter.

Exhibit 99.1

1. In the footnotes, please present summary data on the parent of the lessee, Select Medical Corporation, and disclose that information is publicly available in Form 10-K and other filings.

Response:  The Company has revised the disclosure in the footnotes to include the requested disclosure.  The Company has added the following, ‘The tenant’s obligations under the lease are guaranteed by its parent company, Select Medical Corporation (NYSE: SEM). The guarantor, Select Medical Corporation, is one of the largest specialty hospital and outpatient rehabilitation center operators in the United States. According to its Annual Report for the year ended December 31, 2013, Select Medical Corporation reported net operating revenues of $2,975.6 million. Of this total, 74% of net operating revenues was derived from its specialty hospital segment and approximately 26% from its outpatient rehabilitation segment, operating 123 facilities throughout 28 states, of which 108 are Long Term Acute Care Hospitals including the Omaha facility.’

Exhibit 99.2

2. Please revise the pro forma information to reflect in a separate column the events of July 17, 2014 or explain why these have been excluded:

•

Conversion of the non-interest bearing loan used to secure the Capital One financing to interest bearing convertible debentures;

•

Payment of a one-time special dividend; and

•

Issuance of 92 million shares of common stock as an inducement to convert $2,932,000 of convertible debt.

Response:  The Company has added the impact of the July 17, 2014 transactions as a separate column within the proforma financials.

Larry Spirgel, Assistant Director

Securities and Exchange Commission

September 12, 2014

3. Please expand your disclosure in the notes to clearly explain the assumptions that were used in arriving at certain amounts, such as depreciation and amortization, interest expense, asset management fees, deferred financing costs, cash, accounts payable and accrued expenses, and due to affiliates.

Response: The Company has added discussion of the assumptions that were used, including the useful life for depreciation, the term of the deferred financing amortization, and the amounts utilized to calculate interest expense, asset management fees, deferred financing costs, cash, accounts payable and accrued expenses, and due to affiliates.

4. Please provide Statements of estimated taxable operating results and cash to be made available by operations in your pro forma statements. The presentation should be based on the rents to be paid in the first year of the acquired lease. Material changes in the terms that will occur pursuant to the terms of the lease subsequent to the first year should be prominently disclosed.

Response: The team has added a Statement of estimated taxable operating results and cash to be made available by operations.

5. Please present in tabular form the estimated cash distribution per unit showing the portion thereof reportable as taxable income and the portion thereof that is a return of capital. If taxable net income will be greater than the cash available for distribution per unit, this should be disclosed.

Response: The Company has included discussion of estimated cash distribution per unit within the Statement of estimated taxable operating results and cash to be made available by operations.

If the staff has any further comments regarding the Company’s filings with the SEC, please feel free to contact the undersigned.

Global Medical REIT Inc.

By:

/s/ David Young

David Young